UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         SCHEDULE 13D
          Under the Securities Exchange Act of 1934


Amendment No.:                 N/A
Name of Issuer:                Village Green Bookstore, Inc.

Title of Class of Securities:  Common Stock, par value $0.001 per share

CUSIP Number:                  927077206

Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications:            Robert F. Ebertz
                               86 Hallock Rd
                               Rochester, NY 14624
                               (716) 247-7777

Date of Event which Requires Filing of this Statement:
                               January 16, 1998

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule13d-1(b)(3) or (4), check the following box: [ ]

Check the following if a fee is being paid with this statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                              Page 1 of 5

                        SCHEDULE 13D
CUSIP No. 927077206                           Page 2 of 5


1.   NAME OF REPORTING PERSON
     Robert F. Ebertz
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     A [  ]       B[  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) and 2(e)  [  ].

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

7.   SOLE VOTING POWER
     311,000 shares

8.   SHARED VOTING POWER
     0 shares

9.   SOLE DISPOSITIVE POWER
     311,000 shares

10.  SHARED DISPOSITIVE POWER
     0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     311,000 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES    [  ].

13.  PERCENT OF CLASS REPRESENTED IN ROW (11)
     8.3%

14.  TYPE OF REPORTING PERSON
     IN

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock (par value $.001) of the Village Green Bookstore, Inc. (a New York corporation) whose principal executive offices are located at 1357 Monroe Avenue, Rochester, NY 14618.

ITEM 2. IDENTITY AND BACKGROUND

(a)  This schedule 13D is filed by Robert F. Ebertz.

(b) The principal residence of Robert F. Ebertz is located at 86 Hallock Rd., Rochester, NY, 14624.

(c) Robert F. Ebertz is employed as a Senior Financial Analyst at a Rochester-NY-based Telecommunications company. Robert F. Ebertz has a B.S. degree in Business Administration & Finance, an M.B.A. degree in Finance & Corporate Accounting, and an M.S. degree in Telecommunications. Robert F. Ebertz is also a private investor, with investment research focusing on (1) metals mining and other natural resources, (2) telecommunications, and (3) opportunities for "financial engineering". Robert F. Ebertz also serves as Vice President of the Board of Directors of an $18 million (assets) Federal Credit Union based in Rochester, NY.

(d) Robert F. Ebertz has not in the past five years, to the best of his knowledge, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Robert F. Ebertz has not in the past five years, to the best of his knowledge, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such a proceeding, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Robert F. Ebertz is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Robert F. Ebertz has purchased an aggregate of 311,000 shares of Common Stock (par $.001 per share) for a total amount of $7,840 (excluding brokerage commissions) as of January 22, 1998. The purchases were financed with personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     The shares of Common Stock held by Robert F. Ebertz were acquired for, and are being held for, investment purposes.

     Robert F. Ebertz wishes to serve on the Board of Directors of the Subject Company, either through an existing board vacancy (if any), or through a position to be created by the expansion of the board.

     Robert F. Ebertz is staunchly opposed to any issuance of new Common Stock by the Subject Company (and the resulting dilution to existing stockholders) at the current market price of the Common Stock. In the opinion of Robert F. Ebertz, the current market capitalization of the Subject Company does not reflect even the value of a "public shell". Robert F. Ebertz reserves the right to reconsider this position at any time.

     Robert F. Ebertz has considered various alternatives to increase the value of his Common Stock holdings and may occasionally consider implementing such alternatives. Although Robert F. Ebertz does not CURRENTLY intend to implement such alternatives, he does reserve the right to change his intentions at any time, to acquire additional shares at any time, or to sell or otherwise dispose of any shares beneficially owned by him at any time. Any material change in the intentions of Robert F. Ebertz, or any change in his share ownership of the Subject Company, would be reflected in an amended 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     As of the close of business on January 22, 1998, Robert F. Ebertz beneficially owned a total of 311,000 shares of Common Stock (par $0.001 per share). If 3,741,355 shares of Common Stock are outstanding (as reported in the Subject Company's 10Q filed on Sept 22, 1997), then the holdings of Robert F. Ebertz approximate 8.31% of this class of securities.

     The following table sets forth all transactions in the Common Stock that were effected during the past sixty days by Robert F. Ebertz. All such transactions were purchases, effected in the open market:

     PURCHASE DATE   NO.SHARES    PRICE/SHARE*   TOTAL PRICE*
     -------------   ---------    -----------    ------------
     Dec 5, 1997     30,000        0.030         $  900.00
     Dec 5, 1997     11,000        0.030         $  330.00
     Dec 10, 1997    25,000        0.025         $  625.00
     Dec 18,1997     80,000        0.020         $1,600.00
     Dec 31, 1997    40,000        0.025         $1,000.00
     Dec 31, 1997     1,000        0.025         $   25.00
     Jan 16, 1998    20,000        0.025         $  500.00
     Jan 16, 1998    20,000        0.025         $  500.00
     Jan 16, 1998    60,000        0.025         $1,500.00
     Jan 20, 1998    10,000        0.030         $  300.00
     Jan 22, 1998     5,000        0.040         $  200.00
     Jan 22, 1998     9,000        0.040         $  360.00
                    -------                      ---------
                    311,000                      $7,840.00
     * excludes brokerage commissions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
     RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
     ISSUER

     none

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     none


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                  Robert F. Ebertz


January 27, 1998  By: /s/ROBERT F. EBERTZ
                  -----------------------
                  Robert F. Ebertz